USD PARTNERS LP
811 Main Street, Suite 2800
Houston, Texas 77002
(281) 291-0510

November 16, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	USD Partners LP
Registration Statement on Form S-3
File No. 333-214565

Ladies and Gentlemen:

USD Partners LP, on its own behalf (the “Registrant”), hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on November 18, 2016, or as soon as practicable thereafter.

Very truly yours,

USD PARTNERS LP

By:    USD Partners GP LLC,
its general partner

By:  /s/ Chris Robbins
Chris Robbins
Vice President, Chief Accounting Officer

cc:	Keith Benson, USD Partners LP
Sean Wheeler, Latham & Watkins LLP